Exhibit 99.2

Free translation into English

Lima, October 30, 2026.

Superintendencia del Mercado de Valores

Re: Material Event Notice

Dear Sirs/Madams:

By means of this communication and in accordance with the Regulation on Material Events and Confidential Information (SMV Resolution No. 005-2014-SMV-01), we hereby report the following as a Material Event:

The Bank of New York Mellon (depositary bank) has set December 9 of this year as the payment date for the dividends corresponding to ADR holders of record as of November 20, 2026.

Respectfully,

Securities Market Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.